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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F


I.       General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [x] Merger (as to Small Cap Growth series of CIGNA Funds Group)

         [x] Liquidation (as to all other series of CIGNA Funds Group

         [ ] Abandonment of Registration
             (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ] Election of status as a Business Development Company
             (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.        Name of fund: CIGNA Funds Group

3.       Securities and Exchange Commission File No.: 811-1646

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [ ] Initial Application       [x] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): c/o CIGNA Investment Advisors, Inc.
                           280 Trumbull Street
                           Hartford, CT  06103

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
                           Jeffrey S. Winer, Esq.
                           c/o CIGNA Investment Advisors, Inc.
                           280 Trumbull Street, H16C
                           Hartford, CT  06103
                           (860)757.7276

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules

 31a-1 and 31a-2 under the Act [17 CFR 270.31 a-1, .31 a-2]:
                           Jeffrey S. Winer, Esq.
                           c/o CIGNA Investment Advisors, Inc.
                           280 Trumbull Street, H16C
                           Hartford, CT  06103
                           (860)757.7276


         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31 a-1 and 31 a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

         [x] Management company;

         [ ] Unit investment trust; or

         [ ] Face-amount certificate company.


9.       Subclassification if the fund is a management company (check only one):

         [x] Open-end     [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11. Provide the name and address of each investment adviser of the fund including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         TimesSquare Capital Management, LLC
         Four Times Square
         25th Floor
         New York, NY  10036-9998
         (sub-adviser to Small Cap Growth series)

         Fiduciary International, Inc.
         600 Fifth Avenue
         New York, NY 10020
         (sub-adviser to Small Cap Growth series)

         Wellington Management Company, LLP 75 State Street Boston, MA 02109 (sub-adviser to Balanced series)

         Invesco Capital Management, Inc.
         1315 Peachtree St., N.E.
         Atlanta, GA 30309
         (sub-adviser to Balanced series)

         Bank of Ireland Asset Management (U.S.) Limited
         75 Holly Hill Lane
         Greenwich, CT  06830
         (sub-adviser to International Blend series)

         Morgan Stanley Investment Management Inc.
         1221 Avenue of the Americas
         New York, NY 10020
         (sub-adviser to Large Cap Growth series)

         John A. Levin & Co.
         One Rockefeller Plaza,19th Floor
         New York, NY  10020
         (sub-adviser to Large Cap Value series)

         Janus Capital Management LLC
         151 Detroit Street
         Denver, CO  80206
         (sub-adviser to Small Cap Value series)

         Perkins, Wolf, McDonnell and Company, LLC
         310 S. Michigan Avenue, Suite 2600
         Chicago, Il 60604
         (sub-adviser to Small Cap Value series)


         CIGNA Investment Advisors, Inc.
         280 Trumbull Street
         Hartford, CT  06103



12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         Managers Distributors, Inc.
         800 Connecticut Avenue
         Norwalk, CT  06854
         (distributor for Small Cap Growth series only)

         Prudential Retirement Brokerage Services, Inc.
         280 Trumbull Street
         Hartford, CT  06103

         CIGNA Financial Services
         280 Trumbull Street
         Hartford, CT  06103


13.      If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and addressees):

         (b) Trustee's name(s) and addressees):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]Yes [x]No

         If Yes, for each UIT state:

         Name(s):

         File No.:

         Business Address:

15. As to the Small Cap Growth series of CIGNA Funds Group (the Small Cap Growth series was reorganized into another fund):
         (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [x]Yes [ ]No

             If Yes, state the date on which the board vote took place:
             December 20, 2004

             If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [x] Yes [ ] No

             If Yes, state the date on which the shareholder vote took place:
             April 8, 2005

             If No, explain:

         As to all other series of CIGNA Funds Group (all other series of CIGNA Funds Group were terminated):
         (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [x]Yes [ ]No

             If Yes, state the date on which the board vote took place: For the Money Market series - February 24, 2005 For all other series - July 14, 2004

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [ ] Yes [x] No

             If No, explain:
             Under the registrant's Declaration of Trust, the Board of Trustees has the authority to terminate any series of the Trust by a vote of a majority of the Trustees. All series of CIGNA Funds Group except for Small Cap Growth were terminated.


II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [x] Yes  [ ] No

         (a) If Yes, list the date(s) on which the fund made those distributions: Small Cap Growth series - April 8, 2005. Money Market series - March 30, 2005. All other series - September 30, 2004

         (b) Were the distributions made on the basis of net assets?

             [x] Yes [ ] No

         (c) Were the distributions made pro rata based on share ownership?

             [x] Yes [ ] No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e) Liquidations only:
             Were any distributions to shareholders made in kind?

             [ ] Yes  [x] No

             If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only: Has the fund issued senior securities?

         [ ] Yes  [ ] No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [x] Yes  [ ] No

         If no,
         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ] Yes  [x] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ] Yes  [x] No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

         [] Yes [] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ] Yes  [x] No

         If Yes,
         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.      Information About Event(s) Leading to Request For Deregistration

22.      (a) List the expenses incurred in connection with the Merger or
             Liquidation:

             (i)   Legal expenses: $134,520.48 (Small Cap Growth series only)

             (ii) Accounting expenses: $8,000 (Small Cap Growth series only)

             (iii) Other expenses (list and identify separately): - printing:
                   $14,078 - proxy solicitor: $8,711 (Small Cap Growth series only) - Tail insurance premium: $110,852

             (iv)  Total expenses (sum of lines (i)-(iii) above): $276,161.48

         (b) How were those expenses allocated?
             All expenses were allocated to CIGNA Investment Advisors, Inc., Prudential Retirement Brokerage Services, Inc., and, in the case of the Small Cap Growth series, TimesSquare
             Acquisition, LLC.

         (c) Who paid those expenses?

             All expenses were paid by CIGNA Investment Advisors, Inc., Prudential Retirement Brokerage Services, Inc. and, in the case of the Small Cap growth series, TimesSquare Acquisition, LLC.

         (d) How did the fund pay for unamortized expenses (if any)? Not applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [x] Yes  [ ] No

         If Yes, cite the release numbers of the Commission's notice and order or if no notice or order has been issued, the file number and date the application was filed:
         Small Cap Growth Series  application filed June 24, 2005
                                  accession number 0001145443-05-001452

         All other series         applications filed filed June 15, 2005
                                  accession numbers 0001145443-05-001388, 001389
                                  001395, 001396, 001397, 001398, 001399


V.       Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ] Yes  [x] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ] Yes  [x] No

         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only (applicable only to Small Cap Growth series)

26.      (a) State the name of the fund surviving the Merger:
                   TimesSquare Small Cap Growth Fund, a series of Managers AMG Funds
         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-9521

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
                      File Number: 0000720309-04-000135
                      Form Type: N-14
                      Date Filed: December 28, 2004
         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  Verification

The undersigned states that (i)he has executed this Form N-8F application for an order under section 8(f)of the Investment Company Act of 1940 on behalf of CIGNA Funds Group,(ii)he is the Vice President and Secretary of CIGNA Funds Group, and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


------------------------
Jeffrey S. Winer
Vice President and Secretary
CIGNA Funds Group